SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2000
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN
40 Westminster Street
Providence, Rhode Island 02903

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statements of Net Assets Available for Benefits for each of
the two years ended December 31, 2000 and 1999
Statements of Changes in Net Assets Available for Benefits
for each of the two years ended December 31, 2000 and 1999
Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Schedule H, Line 4j - Schedule of Reportable Transactions

The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON SAVINGS PLAN

By: /s/Michael D. Cahn
Attorney-in-fact

Date: June 25, 2001

Financial Statements and Supplemental Schedules

Textron Savings Plan

Years ended December 31, 2000 and 1999

Textron Savings Plan

 Financial Statements
and Supplemental Schedules

 Years ended December 31, 2000 and 1999

Contents

Report of Independent Auditors.................................................................................................................1

Audited Financial Statements

Supplemental Schedules

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)................................................................. 11
Schedule H, Line 4j, Schedule of Reportable Transactions........................................................................ 13

Report of Independent Auditors

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 25, 2001

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2000	1999
Assets
Investments, at fair value	$1,381,014	$1,977,771
Non-interest bearing cash	57	301
	1,381,071	1,978,072

Accrued investment income	7,704	7,323
Total assets	1,388,775	1,985,395

Liabilities
Accrued expenses	570	352
Net assets available for benefits	$1,388,205	$1,985,043

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year ended December 31
	2000	1999
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$ (636,062)	$ 66,161
Interest and dividends	40,696	38,372
	(595,366)	104,533
Contributions:
Participants	119,136	93,561
Employer	46,996	37,678
	166,132	131,239
Total (deductions) additions	(429,234)	235,772

Deductions
Benefits paid to participants	166,415	320,122
Administrative expenses	1,189	1,508
Total deductions	167,604	321,630

Net decrease	(596,838)	(85,858)

Net assets available for benefits:
Beginning of year	1,985,043	2,070,901
End of year	$ 1,388,205	$1,985,043

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of Plan

General

The Textron Savings Plan (the "Plan") is an employee stock ownership plan covering substantially all domestic employees of Textron Inc. ("Textron"). For a description of the Plan, refer to the Summary Plan Description available at the Human Resources office of Textron. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is currently administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company (the "Trustee" or "Putnam"). Putnam also serves as the Plan's recordkeeper.

 Investment Options

Participants may elect to direct their employee contributions to the following funds: Textron Stock Fund, Putnam International Growth Fund, Putnam Voyager Fund, Putnam S&P 500 Index Fund, The George Putnam Fund of Boston, One Group Bond Fund, and the Stable Value Fund. Employer contributions are invested entirely in the Textron Stock Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 20% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% up to 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. For the years ending December 31, 2000 and 1999, employee contributions included rollovers of approximately $11.4 million and $4.2 million, respectively.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2000 or 1999. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions to participants whose accounts hold more than forty whole shares of Textron Inc. Common Stock shall be in the form of Textron Inc. common stock. Distributions to participants whose accounts hold forty or less whole shares of Textron Inc. common stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Inc. Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Benefits Committee. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:

Months of Participation	Ownership Interest

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant's contributions and compensation deferrals, (b) Textron's matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Notes Receivable

Active participants may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments in mutual funds, Textron Inc. common stock and insurance contracts are stated at fair value. Fair value equals the quoted market price on the last business day of the Plan year for mutual funds and Textron Inc. common stock. The participant loans are valued at their outstanding balances, which approximate fair value.

The fair values of insurance contracts are estimates of the fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Insurance contract withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than fair value. There are no reserves against fair values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2000 and 1999, was approximately $119 million and $120 million, respectively. The average yield was approximately 6.8% for 2000 and 6.7% for 1999. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and ranged from 5.5% to 6.9% for both years.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid from Plan assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000 and 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2000	1999
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. common stock	$ (620,885)	$24,924
Mutual funds	(15,177)	25,135
	(636,062)	50,059
Investments at estimated fair value:
Common/collective trust funds	-	16,102
	$(636,062)	$66,161

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

	December 31
	2000	1999
	(In thousands)
Textron Inc. common stock*	$974,867	$1,572,722
Putnam S&P 500 Index Fund	191,673	232,971

* Nonparticipant directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2000	1999
	(In thousands)
Investments, at fair value:
Textron Inc. common stock	$ 974,867	$1,572,722

Changes in net assets:
Contributions	$ 124,315	$ 102,726
Dividends	26,605	26,944
Net appreciation (depreciation)	(620,885)	24,924
Benefits paid to participants	(104,519)	(256,117)
Transfers to participant-directed investments	(23,371)	(22,354)
Total	$ (597,855)	$ (123,877)

5. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2000	1999
	(In thousands)

Net assets available for benefits per financial statements	$1,388,205	$1,985,043
Amounts allocated to withdrawn participants	(590)	(3,230)
Net assets available for benefits per Form 5500	$1,387,615	$1,981,813

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2000	1999
	(In thousands)

Benefits paid to participants per the financial statements	$166,415	$320,122
Add: Amounts allocated on Form 5500 to withdrawn participants at the end of the year	590	3,230
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(3,230)	(36,910)
Benefits paid to participants per Form 5500	$163,775	$286,442

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Events

Effective August 1, 2001, the Elco Profit Sharing and Savings Plan, the Camcar Employees Savings and Profit Sharing Plan and the FlexAlloy Inc. Retirement Savings Plan will be merged into the Plan.

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In Thousands)

December 31, 2000
Identity of Issue	Number of Shares/Units/ Contract Value	Cost	Current Value

Common Stock:
Textron Inc.*	20,965	$ 728,034	$974,867

Common/Collective Trust Funds:
SEI Stable Asset Fund	6,618		6,618
Dwight Managed Unwrapped	14,362		14,362
The Boston Company Money Market Fund	11,684		11,684
Total Common/Collective Trust Funds			32,664

Mutual Funds:
Putnam S&P 500 Index Fund*	6,050		191,673
Putnam Voyager Fund*	938		22,425
Putnam International Growth Fund*	450		11,159
The George Putnam Fund of Boston*	269		4,635
One Group Bond Fund	242		2,548
Total Mutual Funds			232,440

Insurance Contracts:
AIG Life Insurance Co.
Matures 9/15/01; 6.90%	6,653		6,788
Matures 12/15/04; 6.05%	5,548		6,511
Allstate Insurance Co.
Matures 01/14/05; 7.75%	5,193		6,563
CDC Investment Management Co., 5.73%	15,862		15,816
John Hancock Mutual Life Ins. Co.
Matures 6/15/01; 6.71%	6,390		6,449
Canada Life
Matures 12/15/03; 7.64%	10,410		12,181

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)
(In Thousands)
Identity of Issue	Number of Shares/Units/ Contract Value	Cost	Current Value

Insurance Contracts (continued)
State Street Bank; 6.36%	20,960		27,448
Principal Life Insurance Co.
Matures 6/14/01; 6.58%	5,082		5,125
Matures 12/14/02; 5.52%	5,562		5,862
Travelers Insurance Co.
Matures 9/15/03; 7.58%	10,409		11,973
Massachusetts Mutual Life Insurance Co.
Matures 6/15/04; 6.15%	7,714		8,856
Monumental Life Insurance Co.
Matures 12/16/02; 5.51%	5,562		5,862
Total Insurance Contracts	105,345		119,434

Participant notes receivable	9.5% - 10.5%		21,609
Total assets held for investment purposes			$1,381,014

* Indicates party-in-interest to the Plan

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4j, Schedule of Reportable Transactions
(In Thousands)

Year ended December 31, 2000

Identity of Party	Description	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of plan assets

*	Purchase of 3,072 shares of Textron Inc. Common Stock in 253 transactions	$173,502		$173,502	$173,502

*	Sale of 2,570 shares of Textron Inc. Common Stock in 252 transactions		$150,472	85,496	150,472	$64,976

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2000.

*     Transactions made on the market.